BURCON NUTRASCIENCE CORPORATION

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BURCON NUTRASCIENCE (MB) CORP.

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MERIT FUNCTIONAL FOODS CORPORATION

AMENDED AND RESTATED
LICENSE AND PRODUCTION AGREEMENT

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SCHEDULE A -  BURCON PATENT RIGHTS

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AMENDED AND RESTATED LICENSE AND PRODUCTION AGREEMENT

This Agreement is made as of August 27, 2020, by and between:

BURCON NUTRASCIENCE CORPORATION, a company incorporated under the laws of the Territory of Yukon

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BURCON NUTRASCIENCE (MB) CORP., a wholly-owned subsidiary of Burcon Nutrascience Corporation, incorporated under the laws of Manitoba

(Burcon Nutrascience Corporation and Burcon Nutrascience (MB) Corp. to be referred to collectively herein as "Burcon")

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MERIT FUNCTIONAL FOODS CORPORATION (formerly Burcon Functional Foods Corporation), a company incorporated under the laws of Canada (the "Corporation")

WHEREAS Burcon has expertise and know-how in the discovery, characterization and development of canola, pea, pulse, hemp and flax protein products and is the owner of intellectual property rights with respect thereto;

WHEREAS the Corporation will have certain capabilities, production facilities and personnel that would allow for the commercial production of canola, pea and all pulse protein products using the Burcon Patent Rights and Burcon Technology;

WHEREAS the Parties entered into a license and production agreement dated May 23, 2019 (the "Original License Agreement"), pursuant to which the Corporation obtained an exclusive license to use the Burcon Patent Rights and Burcon Technology to make, have made, use, market and sell canola, pea and all pulse protein products;

WHEREAS the Parties wish to amend and restate the Original License Agreement in its entirety as set out herein, effective as of the date hereof.

NOW THEREFORE in consideration of the premises and the terms and conditions contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, the following terms have the meaning ascribed to them:

"Affiliate" means, with respect to any Person (a) any other Person of which the securities or other ownership interests representing fifty per cent (50%) or more of the equity or fifty per cent (50%) or more of the ordinary voting power or fifty per cent (50%) or more of the general partnership interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person; or (b) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person.  As used in this Agreement, the term "Control," whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Applicable Laws" means all statutes, by-laws, regulations, ordinances, orders and requirements of governmental or other public authorities having jurisdiction, and all amendments thereto, at any time and from time to time in force.

"Arm's Length" has the meaning given to it in the Income Tax Act (Canada) and the jurisprudence issued in respect thereof.

"Blended Product" means a product that consists of a blend of two or more Products, but does not contain any ingredients other than Products.

"Burcon Improvements" has the meaning ascribed to it in Section 3.9 (Burcon Improvements).

"Burcon Indemnitees" has the meaning ascribed to it in Section 11.1 (Indemnification by the Corporation).

"Burcon Patent Rights" means the patents and patent applications in any jurisdiction owned by Burcon and claiming the Products or processes for producing and/or using the Products, including but not limited to those patents issuing from the patent applications listed on Schedule A or the priority applications thereof, together with all rights and interests in and to issued patents and pending patent applications in any jurisdiction, including, but not limited to, all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions and renewals, all letters patent granted thereon, and all reissues, confirmations, counterparts, reexaminations and extensions thereof, but shall not include any abandoned or lapsed patents or abandoned or lapsed patent applications.

"Burcon Technology" means all inventions, innovations, improvements, discoveries, works, designs or technical developments owned, licensed, controlled, conceived, reduced to practice, discovered or developed by Burcon and concerning canola, pea and all pulse protein products, whether patentable or not, Confidential Information (including trade secrets), copyright, methods, processes, techniques, concepts, ideas, information, data, materials, Burcon's know-how, industrial design or any other property right or any applications therefor, and including all information and tangible items of a scientific or technical nature in any form or medium and all information or records relating thereto, in any and all relevant jurisdictions, and expressly including the Burcon Patent Rights.  For purposes of clarification it is understood and agreed that Burcon Technology does not include any information or technology that is in the Corporation's possession before Burcon's disclosure to the Corporation of the Burcon Technology as evidenced by competent proof, including the Corporation's and/or Burcon's written records prior to the date of disclosure; or that is independently developed before the Effective Date by the Corporation or its Affiliates without the use, directly or indirectly, of the Burcon Technology as evidenced by competent proof, including Burcon's, the Corporation's or their respective Affiliates' (as the case may be in) written records prior to the date of disclosure; or that is received by the Corporation from a third party who is (i) not privy to this Agreement, (ii) not in violation of the confidential relationship created under this Agreement, or (iii) not then prohibited from disclosing such information to the Corporation under any legal, contractual or fiduciary obligation to Burcon; or that is freely available for use in the public domain.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Canada.

"Call Option Closing Date" means the date upon which Bunge (as such term is defined in the Shareholders' Agreement) has purchased the Call Option Securities in accordance with the Shareholders' Agreement.

"Call Option Expiry Time" has the meaning ascribed to it in the Shareholders' Agreement.

"Call Option Securities" has the meaning ascribed to it in the Shareholders' Agreement.

"Claim" means any claim, demand, loss, award, judgment, settlement, fine, penalty, liability, damage, cost, expense, action, suit or proceeding including, but not limited to, reasonable investigatory fees, legal fees and disbursements, expert witness fees and court costs at both trial and appellate levels.

"Commission" means the testing of the production equipment in the Flex Production Facility (and/or the Full-commercial Production Facility or other production facility, if applicable), which, when tested, functions according to its design objectives or specifications and, for the Flex Production Facility (and/or the Full-commercial Production Facility, if applicable), is able to produce the quantity of Products required under this Agreement.

"Confidential Information" means any and all confidential information of any kind concerning a Party (a "Provider") or its Affiliates that is disclosed to, made available to, comes into the possession of, or of which the other Party (a "Recipient") is made aware, whether disclosed orally, visually, in writing or in any tangible or electronic form or media, and including, but not limited to, research and development, technology, trade secrets, know-how, proprietary information (whether or not reduced to writing), inventions, (whether or not patentable), patent applications, licenses, discoveries, techniques, methods, ideas, concepts, data, engineering and manufacturing information, procedures, specifications, diagrams, drawings, schematics, and any and all other technical, commercial, scientific and other data, processes, documents, or other information or physical object (including, without limitation, the Burcon Technology, the Burcon Improvements, the Corporation Technology and the Corporation Improvements), Samples of Product furnished pursuant to Section 2.7  (Samples), marketing data, agreements between any Party and a third party, license applications, and business plans and projections of any Party, and including, without limitation, confidential information of any third party which is disclosed to a Provider and is in turn disclosed to a Recipient or learned by the Recipient through visual or other inspection.

"Construction" means the construction of the Flex Production Facility (and/or the Full-commercial Production Facility, or other production facility, if applicable), including preparatory work and any necessary demolition of existing buildings or improvements, completion of engineering works on the site of the facility and surrounding vicinity, and the selection, procurement, and installation of production equipment in the Flex Production Facility (and/or the Full-commercial Production Facility, or other production facility, if applicable) in order for such facility to be Commissioned.

"Corporation Improvements" has the meaning ascribed to it in Section 3.3 (Disclosure of the Corporation Technology).

"Corporation Improvements License" has the meaning ascribed to it in Section 3.8 (Corporation's License to Burcon).

"Corporation Indemnitees" has the meaning ascribed to it in Section 11.2 (Indemnification by Burcon).

"Corporation Patent Improvements" means the Corporation Improvements which are in the form of patents or which are patentable.

"Corporation Royalty" has the meaning ascribed to it in Section 4.3 (Corporation Royalty).

"Corporation Technology" means all inventions, innovations, improvements, discoveries, works, designs or technical developments owned, licensed, controlled, conceived, reduced to practice, discovered or developed by the Corporation and concerning canola, pea and all pulse protein products, including any products or any processes relating to or applications for the commercialization of canola, pea and all pulse protein products, whether patentable or not, Confidential Information (including trade secrets), copyright, methods, processes, techniques, concepts, ideas, information, data, materials, know-how, industrial design or any other property right or any applications therefor and including all information and tangible items of a scientific or technical nature in any form or medium and all information or records relating thereto, in any and all relevant jurisdictions.

"Develop" means to manage, coordinate and administer all architectural, engineering, design, procurement, legal, and other services and acts relating to the Construction and Commissioning of the Flex Production Facility (and the Full-commercial Production Facility, or any other production facility, if applicable), and/or a portion thereof, including as may be required in connection with the:

(a) lease or purchase of land for the facility;

(b) planning and design of the facility;

(c) procurement, installation and testing of all fixtures and equipment for the facility;

(a) issuance of all required permits and authorizations, including any permit(s) issued by applicable authorities to permit occupancy of the facility (or portion thereof) and production of the Products; and

(b) entering into all necessary or desirable contracts with third parties in connection with the foregoing.

"Effective Date" means July 2, 2019.

"Event of Force Majeure" has the meaning ascribed to it in Section 12.1 (Time; Force Majeure).

"Excess Production" has the meaning ascribed to it in Section 3.5(1)(c).

"Exclusive License" has the meaning ascribed to it in Section 3.4 (Exclusive License Grant) and as the same may be amended and converted pursuant to Section 4.2(3).

"Fair Market Value" has the meaning ascribed to it in Section 1.3 (Fair Market Value).

"Flex Production Facility" has the meaning ascribed to it in Section 2.1(a) (Development, Construction and Commission of Production Facilities).

"Flex Production Facility Plans" has the meaning ascribed to it in Section 2.3(1) (Flex Production Facility).

"Flex Production Royalty" has the meaning ascribed to it in Section 4.2 (License Rates).

"Full-commercial Election Notice" has the meaning ascribed to it in Section 2.4(1)(b) (Corporation Notice to Achieve Commercial Production).

"Full-commercial Production" has the meaning ascribed to it in Section 2.4 (Notice to Achieve Commercial Production).

"Full-commercial Production Capacity" has the meaning ascribed to it in Section 2.4 (Notice to Achieve Commercial Production).

"Full-commercial Production Facility" has the meaning ascribed to it in Section 2.1(b) (Development, Construction and Commission of Production Facilities).

"Full-commercial Production Facility Plans" has the meaning ascribed to it in Section 2.5(a) (Full-commercial Production Facility).

"Full Commercial Production Royalty" has the meaning ascribed to it in Section 4.2 (License Rates).

"License" means the Exclusive License and the Non-Exclusive License.

"License Conversion Notice" has the meaning ascribed to it in Section 4.2(3).

"Net Revenue" means all revenue, consideration, receipts or other moneys recorded from the following sales (determined in accordance with generally accepted accounting principles) of Products and Blended Products:

(a) sales of Products or Blended Products by the Corporation or an Affiliate of the Corporation to any Person including Sublicensees (excluding sales between the Corporation and the Corporation's Affiliates);

(b) sales of Products or Blended Products by Sublicensees to any Person (excluding sales to the Corporation or an Affiliate of the Corporation) where such Sublicensee has been granted a sublicense to manufacture and sell Products and the Sublicensee did not purchase such Products, Blended Products or Products to produce such Blended Products from the Corporation or an Affiliate of the Corporation;

PLUS:

(c) the Fair Market Value of all Products and Blended Products contained in any Value Added Products that are (i) sold by the Corporation or an Affiliate of the Corporation to any Person including Sublicensees (but excluding sales between the Corporation and the Corporation's Affiliates); or (ii) sold by Sublicensees to any Person (excluding sales to the Corporation or an Affiliate of the Corporation) where such Sublicensee has been granted a sublicense to manufacture and sell Products and the Sublicensee did not purchase the Products included in such Value Added Products from the Corporation or an Affiliate of the Corporation, but in no case including any amounts representing:

(d) any taxes, tariffs or import/export duties imposed and paid upon particular sales;

(e) credits, allowances, discounts and rebates to, and charge backs from the account of, customers for spoiled, damaged, out-dated, rejected or returned Products, Blended Products or Value Added Products;

(f) any brokerage & sales commissions paid to third party agencies for sale of Products, Blended Products or Value Added Products

(g) discounts and rebates to customers attributable solely to the marketing, sale and distribution of the Products, Blended Products or Value Added Products; or

(h) (to the extent included in the invoiced sales price) actual freight and insurance costs incurred in transporting Product, Blended Product or Value Added Product in final form to such customers.

"Non-Exclusive License" has the meaning ascribed to it in Section 3.5 (Conversion to Non-Exclusive License) and as the same may be amended and converted pursuant to Section 4.2(3).

"Operations" means every kind of work done, or activity performed by or on behalf of the Corporation in respect of the Development, Construction and Commissioning of the Flex Production Facility and the Full-commercial Production Facility, and operating such facilities, including, without limitation, the production of Products (including test and Sample production); sales and shipping of Products; and further including the management and administration necessary to conduct the work or activity aforesaid.

"Original License Agreement" means the license and production agreement dated May 23, 2019 by and between Burcon and the Corporation.

"Parties" means Burcon and the Corporation, and "Party" means either of them.

"Person" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, joint venture, trust, body corporate, governmental authority, governmental agency or political subdivision thereof, or a natural person in such person's capacity as trustee, executor, administrator or other legal representative.

"Pre-Full Commercial Production Royalty" has the meaning ascribed to it in Section 4.2 (License Rates).

"Product" means a canola, pea or pulse protein product (including any derivative thereof) that uses, incorporates or is derived from any Burcon Technology (but for greater certainty, excludes a Value Added Product), including without limitation, Peazazz® and Peazac™ pea protein isolates and Supertein®, Puratein® and Nutratein® canola protein isolates.

"Quarter" means a calendar quarter, i.e. January through March, April through June, July through September and October through December; provided, however, that Quarter shall include any shorter period at the commencement of the Agreement from the Effective Date through the closer of March, June, September or December, and shall include any shorter period at the termination or expiration of the Agreement from the closer of January, April, July or October through the date of such termination or expiration.

"Royalties" has the meaning ascribed to it in Section 4.1 (Royalties) and includes the Flex Production Royalty, the Pre-Full Commercial Production Royalty and the Full Commercial Production Royalty.

"Shareholders' Agreement" means the amended and restated unanimous shareholders' agreement dated as of the date hereof among the Corporation, Burcon or its Affiliate and the Corporation's other shareholders.

"Specified Patent" means United States patent application number [commercially sensitive information redacted] (or any continuations, continuation-in-part or divisional applications thereof).

"Sublicensee" means any entity to which the Corporation has granted a sublicense to any Burcon Technology or Burcon Patent Rights, whether express or implied.

"taxes" means all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities imposed by any country (or any political subdivision or taxing authority of it), including any interest, additions to tax or penalties applicable thereto.

"Technology Commercialization Committee" has the meaning ascribed to it in Section 7.1 (Technology Commercialization Committee).

"Tonne" means a metric ton or 1,000 kilograms.

"Value Added Product" means a product that contains both (a) Products or Blended Products and (b) ingredients which are not Products or Blended Products.

Section 1.2 Interpretation

In this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) "this Agreement" means this Amended and Restated License and Production Agreement, including the Schedules hereto, as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(b) the headings in this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(c) the word "including", when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d) all accounting terms not otherwise defined herein have the meanings assigned to them, and all calculations to be made hereunder are to be made in accordance with International Financial Reporting Standards applied on a consistent basis;

(e) a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time and any statute or regulation that supplements or supersedes such statute or regulations;

(f) a reference to an entity includes any successor to or permitted assigns of that entity;

(g) words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa;

(h) a reference to "approval" "authorization" or "consent" means written approval, authorization or consent;

(i) except as otherwise expressly provided, a reference to currency herein means Canadian dollars and all amounts payable hereunder will be paid in Canadian dollars or in the equivalent other currency calculated at the relevant time; and

(j) any currency conversion required under this Agreement will be converted at the exchange rate for the day on which such conversion is required.

Section 1.3 Fair Market Value

For the purposes of this Agreement, "Fair Market Value" means the price that would have been received if a Product or Blended Product (or other ingredient or product, as applicable) was sold in an open and unrestricted market between parties acting at Arm's Length and under no compulsion to act.  Whenever a determination of Fair Market Value is required in relation to a specific Product or Blended Product under this Agreement, it will be based on the weighted average selling price of the Product or Blended Product over the immediately preceding Quarter; or if there were no sales of a given Product or Blended Product over the immediately preceding Quarter, then the lowest list price defined by the Corporation's wholesale pricelist for a specified volume; and if there is no such list price, then Fair Market Value will be determined by agreement of the Parties, acting reasonably (or failing such agreement, by an independent valuator appointed by the parties).

ARTICLE 2
COMMERCIALIZATION AND PRODUCTION

Section 2.1 Development, Construction and Commission of Production Facilities

Subject to the terms and conditions set forth in this Agreement, the Corporation will, on a timely basis, at its expense:

(a) Develop, Construct and Commission an initial production facility located in the Province of Manitoba to manufacture and sell Products and Blended Products, with a minimum annual production capacity capable of manufacturing [commercially sensitive information redacted]  of pea and/or pulse proteins (the "Flex Production Facility") using the Burcon Technology; and

(b) if the Corporation provides a Full-commercial Election Notice to Burcon, Develop, Construct and Commission a full commercial scale production facility (the "Full-commercial Production Facility") to manufacture and sell Products, Blended Products and Value Added Product, with a minimum annual production capacity capable of manufacturing at least twice the actual annual production capacity of the Flex Production Facility of pea and/or pulse proteins which shall not be less than [commercially sensitive information redacted]  or such other capacity as mutually agreed to by both parties (the "Full-commercial Production Capacity").  [commercially sensitive information redacted].

Section 2.2 Burcon Assistance

(1) Burcon will make available its personnel with relevant knowledge of the Burcon Technology to consult with the Corporation throughout the Development, Construction and Commissioning of the Flex Production Facility and, if applicable, the Full-commercial Production Facility, and will use reasonable commercial efforts to facilitate knowledge transfer regarding the Burcon Technology and to answer questions and provide input regarding the design and functional specifications of such production facilities.  Burcon and the Corporation have entered into a services agreement dated as of May 23, 2019 and any fees charged for services offered by one Party to the other Party will be governed by the terms and conditions of such services agreement.

(2) Without limiting the generality of the foregoing, to facilitate transfer of knowledge about the Burcon Technology to the Corporation, Burcon will use reasonable commercial efforts to:

(a) participate in workshops, meetings, and "hands-on" activities where requested by the Corporation;

(b) explain any relevant standards and production process procedures to the Corporation where requested by the Corporation;

(c) provide training to the Corporation's personnel in current production procedures for the Products at a time or times mutually agreeable to the Parties; and

(d) provide comments on the Flex Production Facility Plans, and if applicable, the Full-commercial Production Facility Plans.

(3) For greater certainty, nothing in this Section 2.2 will require Burcon to pay any portion of the cost of the Development, Construction and Commissioning of either the Flex Production Facility or the Full-commercial Production Facility.

Section 2.3 Flex Production Facility

(1) The Corporation will complete the engineering and design plans for the Flex Production Facility (the "Flex Production Facility Plans"), at its expense, on or before the date that is [commercially sensitive information redacted]  months from the Effective Date. Burcon will provide such reasonable assistance necessary to assist the Corporation in completing the Flex Production Facility Plans.

(2) Immediately after the Effective Date, at its expense, the Corporation will, in good faith, allocate resources and use reasonable commercial efforts to pursue all necessary permits and regulatory approvals for the design and construction of the Flex Production Facility and for the manufacture of the Products and Blended Products at such facility (the "Flex Production Permits").  The Corporation will be responsible for determining, in consultation with its professional advisors, what permits and regulatory approvals will be necessary.

(3) The Corporation will complete the Construction of the Flex Production Facility as soon as reasonably possible, but in any event no later than [commercially sensitive information redacted] months after the Effective Date, provided that if the Corporation has acted in good faith to obtain the Flex Production Permits in a timely manner, Burcon will grant the Corporation an extension of up to [commercially sensitive information redacted]  months if the Flex Production Permits have not been obtained within [commercially sensitive information redacted] months after the Effective Date, solely for the purpose of allowing the Corporation to finalize and obtain the Flex Production Permits.  If such an extension is granted, the Corporation will complete the Construction of the Flex Production Facility no later than [commercially sensitive information redacted]  months after the Effective Date.

(4) The Corporation will, within [commercially sensitive information redacted]  months from the date of Construction of the Flex Production Facility and at its expense, complete a preliminary feasibility study, which shall include preliminary engineering, design and estimates of capital cost requirements for a Full-commercial Production Facility.

Section 2.4 Notice to Achieve Full Commercial Production

(1) The Corporation will, within [commercially sensitive information redacted] months from the date of the Construction of the Flex Production Facility, by written notice to Burcon, either advise that:

(a) it does not intend to increase its annual production capacity of pea and/or pulse protein products using the Burcon Technology beyond the capacity of the Flex Production Facility; or

(b) it will expand its annual production capacity up to the Full-commercial Production Capacity amount ("Full-commercial Production") for the commercial manufacture of pea and/or pulse protein products using the Burcon Technology and Blended Products based on pea and/or pulse protein products using the Burcon Technology (and in which case, the written notice will be referred to as the "Full-commercial Election Notice").

(2) If the Corporation provides a Full-commercial Election Notice to Burcon, it will describe:

[commercially sensitive information redacted].

Section 2.5 Full-commercial Production Facility

If the Corporation provides a Full-commercial Election Notice to Burcon:

(a) the Corporation will complete the engineering and design plans for the Full-commercial Production Facility (the "Full-commercial Production Facility Plans"), at its expense, within [commercially sensitive information redacted]  months after the date that the Corporation provided the Full-commercial Election Notice to Burcon; and

(b) the Corporation will complete the Construction and Commissioning of the Full-commercial Production Facility as soon as reasonably possible, but in any event no later than [commercially sensitive information redacted]  months after the date of the Full-commercial Election Notice.

Section 2.6 Covenant to Commercialize

The Corporation covenants that it will use commercially reasonable efforts, taking into account supply, demand, market conditions and prices of competing products, to diligently exploit, commercialize, produce, market, develop applications for, and sell Products and Blended Products to existing and new customers in a competitive manner.

Section 2.7 Samples

Burcon will, at the Corporation's request, furnish, in such quantities and at such times as agreed between the Parties, acting reasonably, samples of Product produced at Burcon's pilot plant for testing and evaluation.  the Corporation will reimburse Burcon for the costs associated with the production of such samples including variable, fixed and out-of-pocket costs.  The Corporation will, upon Burcon's request, furnish, in such quantities and at such times as are agreed between the Parties, acting reasonably, samples of Products developed by the Corporation for evaluation.  Subject to Section 8.1(1)(g), the Corporation may also elect to provide samples of Products produced by either Party ("Samples") to third parties for screening and evaluation of their potential commercial utility and value.  The Corporation shall provide a report to Burcon setting out the details of any samples provided to third parties pursuant to this Section 2.7 including the quantities supplied (broken down by party) and the applications for which the samples were provided.

Section 2.8 Manufacturing Quality

The Corporation will manufacture all Products for sale in a manner consistent with good manufacturing practises and applicable standards, and in compliance with all Applicable Laws.

Section 2.9 Limitation of Use

Burcon acknowledges that the Development, Construction and Commissioning targets provided for in Section 2.3, Section 2.4 and Section 2.5 are targets only, the sole and exclusive use of which, and reference to, shall be in determining whether Burcon has the right to exercise its option set out in Section 3.5(1), and in no instance shall such targets be viewed as obligations, covenants, representations, warrants, or otherwise give rise to a claim of breach of this Agreement or any other cause of action by Burcon as against the Corporation.

ARTICLE 3
INTELLECTUAL PROPERTY OWNERSHIP AND LICENSE GRANT

Section 3.1 Ownership of Burcon Technology

All Burcon Technology and Burcon Improvements shall remain the exclusive property of Burcon and, except as expressly granted herein, the Corporation shall not acquire any right, title or interest in and to the Burcon Technology or Burcon Improvements.  The Corporation shall not directly or indirectly question, attack, contest or in any manner impugn (nor assist any other Person in any of the foregoing) the validity, enforceability, registration or Burcon's ownership of, or right to use, any Burcon Technology or Burcon Improvements, in whole or in part.  Except as expressly provided herein, Burcon shall, in its sole discretion, decide how to protect any Burcon Technology or Burcon Improvements.

Section 3.2 Ownership of Corporation Technology

All Corporation Technology and Corporation Improvements shall remain the exclusive property of the Corporation and, except as expressly granted herein, Burcon shall not acquire any right, title or interest in and to the Corporation Technology or the Corporation Improvements.  Burcon shall not directly or indirectly question, attack, contest or in any manner impugn (nor assist any other Person in any of the foregoing) the validity, enforceability, registration or the Corporation's ownership of, or right to use, any Corporation Technology or Corporation Improvements, in whole or in part.  The Corporation shall, in its sole discretion, decide how to protect any the Corporation Technology or the Corporation Improvements and, if required, Burcon shall use commercially reasonable efforts to assist and cooperate or provide any consent necessary to secure such protection.  Notwithstanding the foregoing and, for the avoidance of doubt, all Corporation Improvements relating to any products other than the Products arising from the Effective Date until the Flex Production Facility has been Commissioned shall be owned by Burcon and the Corporation will use commercially reasonable efforts to promptly assign such ownership to Burcon.

Section 3.3 Disclosure of Corporation Technology

The Corporation agrees that it will promptly disclose to Burcon all Corporation Technology invented, conceived, made, developed, discovered or created by or on behalf of any of the Corporation, its Affiliates that use or have access to the Burcon Technology or its Sublicensees that are desirable or necessary for the research, development, manufacture or sale of the Products or any other products (the "Corporation Improvements").

Section 3.4 Exclusive License Grant

Subject to the provisions of this Agreement, Burcon hereby grants to the Corporation an exclusive, royalty-bearing, worldwide license to use and exploit the Burcon Technology (including know-how and trade secrets) solely to make, have made, use, market and sell Products and Blended Products, together with the right to grant sublicenses, as part of the sale of the Products and Blended Products to a purchaser of the same to use, market or sell the Products and Blended Products without the consent of Burcon (the "Exclusive License").  Apart from the sale of Products and Blended Products, the Corporation may sublicense the Burcon Technology (including know-how and trade secrets) only upon mutual agreement between the Parties.  [commercially sensitive information redacted]  Except for the foregoing, Burcon covenants that, during the term of the Exclusive License, it shall not directly or indirectly grant other licences to the Burcon Technology or grant to any other Person any right, license or privilege to make, have made, market, use or sell Products or Blended Products.  Burcon covenants that, during the term of the Exclusive License, it shall not make, have made, market, or sell Products or Blended Products, provided that nothing herein shall be construed or interpreted in any way as limiting Burcon's right to conduct or continue research or development in any manner whatsoever, whether concerning canola, pea, pulse, hemp and flax products or otherwise.

Section 3.5 Conversion to Non-Exclusive License

(1) Burcon shall be entitled, at its option, to convert the Exclusive License to a non-exclusive license, on the terms set forth in Section 3.7 (the "Non-Exclusive License") if:

(2) [commercially sensitive information redacted] Burcon may exercise the option set forth in Section 3.5(1) immediately and without further action by notice in writing to the Corporation:

(a) at any time after the Call Option Expiry Time and provided that the Call Option Closing Date has not occurred, if any of the matters described in Section 3.5(1)(a), Section 3.5(1)(b) or Section 3.5(1)(c) occur; or

(b) at any time after the Call Option Closing Date, if the matters described in Section 3.5(1)(c) occur after the Call Option Closing Date,

and upon the delivery of such notice to the Corporation, the Exclusive License will be converted into the Non-Exclusive License.

(3) If the Exclusive License is converted into the Non-Exclusive License, Burcon shall thereafter be entitled to make, have made, use, market and sell Products and Blended Products on a non-exclusive basis, and to grant any such rights to any other Person (including any non-exclusive licenses or sublicenses of any related Burcon Technology or Burcon Improvements), provided that any such arrangements will be subject to, and will contain an explicit acknowledgment of the Corporation's right to, at its option, amend the Licence to be an exclusive licence in the manner described in Section 4.2(3), at which moment all rights of any party that are in conflict with the Corporation's rights under the License shall immediately terminate. Notwithstanding the foregoing, (i) Burcon reserves the right to use and exploit the Burcon Technology (including know-how and trade secrets) solely to make, have made, use, market and sell Products and Blended Products in connection with [commercially sensitive information redacted], and (ii) nothing herein shall be construed or interpreted in any way as limiting Burcon's right to conduct or continue research or development in any manner whatsoever, whether concerning canola, pea, pulse, hemp and flax products or otherwise.

Section 3.6 Relief from Non-Exclusivity

If Burcon exercises the option set forth in Section 3.5(1)(c), then the Corporation may either:

(1) accept the non-exclusivity of the License as set out in Section 3.5; or

(2) [commercially sensitive information redacted].

Section 3.7 Terms of Non-Exclusive License

(1) Subject to Section 3.6(2), under the Non-Exclusive License, the Corporation will have a non-exclusive, royalty-bearing (at the applicable Royalty rate), worldwide license to use and exploit the Burcon Technology (including know-how and trade secrets) solely to make, have made, use, market and sell Products and Blended Products, together with the right to grant sublicenses, as part of the sale of Products and Blended Products, to a purchaser of such products to use, market or sell such products without the consent of Burcon.

(2) [commercially sensitive information redacted].

Section 3.8 Corporation's License to Burcon

If the Exclusive License is converted into the Non-Exclusive License, the Corporation shall grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use the Corporation Patent Improvements to make, have made, use, market or sell any Products worldwide (the "Corporation Improvements License").

Section 3.9 Burcon Improvements

(1) Burcon covenants and agrees that it will promptly and fully disclose to the Corporation all Burcon Technology invented, conceived, made, developed, discovered or created by or on behalf of Burcon during the term of the License relating to the Products, including any Burcon Technology that Burcon may acquire, license or otherwise gain control of after the Effective Date (subject, in the case of any Burcon Improvements licensed by Burcon from a third party, to any bona fide restrictions imposed by such third party) (the "Burcon Improvements"), in accordance with the provisions hereof.

(2) At the Corporation's option, each Burcon Improvement disclosed to the Corporation will (subject, in the case of any Burcon Improvements licensed by Burcon from a third party, to any bona fide restrictions imposed by such third party) also be licensed to the Corporation under terms of the Exclusive License or the Non-Exclusive License, whichever is in effect from time to time, and the following provisions will apply:

(a) Burcon shall notify the Corporation in writing of its development or discovery of any Burcon Improvements either upon the filing of a provisional patent in respect of the Burcon Improvement if Burcon deems the discovery patentable, or, within sixty (60) days of Burcon's decision not to file a patent in respect of the Burcon Improvement;

(b) Upon notification by Burcon, the Corporation shall have a period of sixty (60) days to consider whether it wishes to license the Burcon Improvement, and shall provide notice to Burcon within such sixty (60) day period of its decision;

(c) If the Corporation wishes to license the Burcon Improvement, it shall be deemed to be included in the definition of Burcon Patent Rights and/or Burcon Technology licensed to the Corporation on the terms of the Exclusive License or the Non-Exclusive License, whichever is in effect from time to time; and

(d) If the Corporation does not elect to license the Burcon Improvement, or fails to provide Burcon with notice within such sixty (60) day period:

(i) the Burcon Improvement will be deemed to be carved out and excluded from the definitions of Burcon Technology and Burcon Patent Rights hereunder; and

(ii) Burcon shall have the right to exploit the Burcon Improvement or license the Burcon Improvement to any Person without any further obligation to the Corporation hereunder provided such exploitation does not breach any provision of this Agreement, including but not limited to Section 3.4.

Section 3.10 Trade-mark Option

Provided that the Exclusive License is in effect, the Corporation shall have an option to obtain a royalty-free license to any Burcon trade-mark registered by Burcon in association with the Products, on terms and conditions mutually agreeable to the Parties and the term of such license shall be the same as the term of the Exclusive License.  The trademark license shall provide that during the term of the license, the Corporation shall be responsible for paying all maintenance fees associated with the maintenance of the licensed trade-marks for the Products.

Section 3.11 Condition of Grant of Sublicense

Any grant of a sublicense by the Corporation will be subject to the Sublicensee agreeing in such sublicense to be bound by the provisions of this Agreement.  The Corporation will remain liable to Burcon for the actions, omissions and performance of all its Sublicensees.

ARTICLE 4
LICENSE FEES AND ROYALTIES

Section 4.1 Royalties

In consideration of the License, the Corporation shall pay to Burcon running royalties based on Net Revenue at the applicable royalty rate specified in Section 4.2 (the "Royalties"), the applicable royalty rate being the rate in effect when the Net Revenue is generated.  Payment of the Royalties by the Corporation shall be accompanied by all applicable taxes associated with the Royalties.  Royalties shall be payable within thirty (30)  days after the last day of each Quarter in Canadian dollars payable to the order of "Burcon NutraScience (MB) Corp." by wire transfer to a bank account or accounts designated by Burcon.

Section 4.2 License Rates

(1) Subject to Section 4.2(2), the applicable royalty rate for the License will be as follows:

(a) [commercially sensitive information redacted], until the applicable royalty rate is reduced pursuant to Section 4.2(1)(b) or Section 4.2(1)(c) or Section 4.2(1)(d) (the "Flex Production Royalty");

(b) [commercially sensitive information redacted], from and after the date that the Corporation has provided a Full-commercial Election Notice to Burcon, until the applicable royalty rate is reduced pursuant to Section 4.2(1)(c) or Section 4.2(1)(d) (the "Pre-Full Commercial Production Royalty");

(c) [commercially sensitive information redacted] upon completion of the Construction and Commissioning of the Full-commercial Production Facility (the "Full Commercial Production Royalty"); and

(d) [commercially sensitive information redacted] if, and beginning after, Burcon elects to convert the Exclusive License to the Non-Exclusive License, provided that the Corporation does not expand its annual production capacity in relation to the Products and Blended Products beyond the aggregate annual production capacity reached by the Corporation at the time Burcon provides the notice to the Corporation set out in Section 3.5(2).

(2) The Flex Production Royalty, the Pre-Full Commercial Production Royalty and the Full Commercial Production Royalty, in so far as such royalty relates to pea products, will be reduced by [commercially sensitive information redacted]  if the Specified Patent does not issue within [commercially sensitive information redacted]  years after the Effective Date, provided that the Flex Production Royalty, the Pre-Full Commercial Production Royalty and the Full Commercial Production Royalty will, on a going forward basis, revert to their original levels after the Specified Patent is issued thereafter.

(3) Notwithstanding the foregoing, the Corporation may elect, at any time during the ninety (90) days following the Call Option Closing Date, by delivering a notice (the "License Conversion Notice") in writing to Burcon and payment by, or on behalf of, the Corporation by way of wire transfer to Burcon of [commercially sensitive information redacted]  to convert and amend the License, following which the License shall, automatically and without further act or action on the part of any party, be amended to be an exclusive, royalty-free, sub-licensable (without limit or conditionality), perpetual and non-terminable, worldwide license to use and exploit the Burcon Technology (including know-how and trade secrets) to make, have made, use, market and sell canola, pea and pulse protein products, including without limitation the Products and Blended Products (whether as standalone products or as a constituent part of Value Added Products).

(4) On the conversion and amendment of the Licence pursuant to Section 4.2(3), each of Article 2, Section 3.3, Section 3.5, Section 3.6, Section 3.7, Section 3.8, Section 3.9, Section 3.11, Section 4.1, Section 4.2(1), Section 4.2(2), Section 4.3, Section 4.4, Article 5, Section 7.1, Section 9.4(1)(b) and Section 9.4(1)(c) shall cease to have any force and effect.  Provided that for clarity the exercise of the option contained in Section 4.2(3) shall in no way serve to terminate or otherwise limit the non-competition obligations of the Bunge Restricted Parties (as such term is defined in the Shareholders' Agreement) contained in Section 13.3 of the Shareholders' Agreement.

Section 4.3 Corporation Royalty

(1) In consideration of the license granted by the Corporation to Burcon in Section 3.8, Burcon shall, subject to Section 4.4, pay to the Corporation running royalties based on the Net Revenue relating to the sale by Burcon or its Sublicensees of Products that use, incorporate or are derived from the Corporation Patent Improvements at a rate of [commercially sensitive information redacted]  (the "Corporation Royalty").  Payment of the Corporation Royalty by Burcon shall be accompanied by all applicable taxes associated with the Corporation Royalty.

(2) For the purposes of this provision the definition of "Net Revenue" in Section 1.1 will be deemed to be read as if all references to the Corporation were references to Burcon, and vice-versa.

Section 4.4 Limit on the Corporation Royalty

In no calendar year while the License is in effect will the aggregate Royalties in respect of that year payable by Burcon to the Corporation pursuant to Section 4.3 exceed the aggregate Royalties payable by the Corporation to Burcon under the License in respect of the same year.

Section 4.5 Withholding Taxes

(1) Unless otherwise mutually agreed to between the parties, all Royalty payments and the Corporation Royalty payments under this Agreement will be made free and clear of and without deduction or withholding for any and all taxes, unless such taxes are required by Applicable Law to be deducted or withheld.  If the paying Party is required by Applicable Law to deduct or withhold any such taxes from or in respect of any amount payable under this Agreement (i) the amount payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 4.5(1)), the party entitled to receive a royalty payment receives an amount equal to the amount it would have received if no such deduction or withholding had been made, (ii) the paying Party will make such deductions or withholdings, and (iii) the paying Party will promptly pay the full amount deducted or withheld to the relevant taxation authority in accordance with Applicable Law.

ARTICLE 5
INFORMATION RIGHTS, REPORTS AND AUDIT

Section 5.1 Access and Inspection Rights

(1) At all reasonable times, the Corporation will provide the representatives of Burcon with access to, and the right to inspect and copy all production records, sublicenses, agreements, plans, designs, accounting and financial books and records and other business records and information relating to the Corporation's performance of its obligations under this Agreement.

(2) The Corporation will allow representatives of Burcon, at Burcon's sole risk and expense and subject to reasonable safety regulations, to inspect the Flex Production Facility and the Full-commercial Production Facility and any other production facilities at which the Products or Value Added Products are or will be produced (before, during and after Construction and Commissioning of such facilities and during operations thereafter) at all reasonable times so long as the inspecting representatives do not unreasonably interfere with the Corporation's operations.  However, nothing in this Section will allow Burcon to audit or inspect any of the Corporation's facilities that do not use the Burcon Technology.

Section 5.2 Reporting Obligations During Development, Construction and Commissioning of Production Facilities

(1) Budgets.

(a) The Corporation will prepare and submit to Burcon a detailed budget for the Development, Construction and Commissioning of the Flex Production Facility, and if applicable, the Full-commercial Production Facility, within ninety (90) days of the Effective Date, with respect to the Flex Production Facility, and within ninety (90) days of the date that the Corporation provides a Full-commercial Election Notice to Burcon, with respect to the Full-commercial Production Facility.

(b) The Corporation will provide to Burcon any updated budgets in relation to the Flex Production Facility and Full-commercial Production Facility within 30 days of the date that the same are prepared internally by the Corporation during the term, and at a minimum will provide an updated budget to Burcon within thirty (30) days of the end of each Quarter during the Development, Construction and Commissioning of the Flex Production Facility, and if applicable, the Full-commercial Production Facility.

(2) Periodic Reports.

(a) During Development, Construction and Commissioning of the Flex Production Facility, and if applicable, the Full-commercial Production Facility, the Corporation will prepare and submit the following reports to the Technology Commercialization Committee:

(i)  Quarterly reports to be delivered within thirty (30) days of the end of each Quarter, which will include:

(A) a description of the Development, Construction and Commissioning Operations completed during the month and a comparison of the Corporation's spending versus it then current budget; and

(B) all necessary data, analyses, projections, studies, evaluations and other reports sufficient to provide the Technology Commercialization Committee with an accurate summary of all relevant Development, Construction and Commissioning Operations and the results of those Operations in relation to the Corporation's obligations under Article 2 of this Agreement; and

(C) an updated planning schedule describing, in reasonable detail, the expected timing for completion of the material Development, Construction and Commissioning obligations that remain to be fulfilled as at the date of the Quarterly report; and any variations in the planning schedule from Quarter to Quarter will be explained by the Corporation.

(b) Burcon's representatives will have the opportunity to ask questions regarding these periodic reports and the Corporation will use commercially reasonable efforts to respond to all of such questions in a complete and timely manner.

(c) the Corporation will use commercially reasonable efforts to incorporate and address Burcon's reasonable feedback and requests relating to the format and content of the periodic reports, so that the format and content of the periodic reports is acceptable to Burcon, acting reasonably.

(3) Application To Additional Facilities.  The Corporation will promptly give notice to Burcon if it intends to Develop, Construct, Commission or otherwise lease, license or purchase any other production facility which will be used to produce Products or Value Added Products.  The reporting obligations in this Section 5.2 will apply equally to any such production facility mutatis mutandis.

Section 5.3 Reports on Production and Sales Estimates

(1) During the Term of the License, the Corporation shall provide Burcon with the following summary reports:

(a) monthly reports with respect to production of Products by the Corporation and its Sublicensees, and Net Revenue derived therefrom, broken down by each Product, Blended Product and Value Added Product within thirty (30) days following then end of each calendar month, which reports will include, without limitation, the following information:

(i) a reconciliation of the inventory (by quantity) at each production facility where the Products, Blended Products and Value Added Products are being produced, including starting inventory, production, sales, Samples delivered, spoilage, and ending inventory; and

(ii) breakdown of Net Revenue for each sale of Products, Blended Products and Value Added Products, including for each sale, name of customer, date, price, type and weight of product sold, and full details of the calculation of Net Revenue for such sale; and

(2) Burcon's representatives will have the opportunity to ask questions regarding these summary reports and the Corporation will use commercially reasonable efforts to respond to all of such questions in a complete and timely manner.

(3) The Corporation will use commercially reasonable efforts to incorporate and address Burcon's reasonable feedback and requests relating to the format and content of the summary reports, so that the format and content of the summary reports is acceptable to Burcon, acting reasonably.

Section 5.4 Reports on Royalties

(1) Within fifteen (15) Business Days following the end of each Quarter in which there was any Net Revenue, the Corporation shall send to Burcon a complete and accurate report detailing the Net Revenue and all related information in the calculation thereof for the time period in respect of which the applicable Royalties are payable, including the information set out in Section 5.3(1)(a)(ii).  Such report shall be certified to be true, correct and complete by an officer of the Corporation.

(2) Burcon's representatives will have the opportunity to ask questions regarding these reports and the Corporation will use commercially reasonable efforts to respond to all of such questions in a complete and timely manner.

(3) The Corporation will use commercially reasonable efforts to incorporate and address Burcon's reasonable feedback and requests relating to the format and content of these reports, so that the format and content of these reports is acceptable to Burcon, acting reasonably.

Section 5.5 Records and Audit

The Corporation shall keep complete and accurate books and records with respect to the sale of Products, Blended Products and Value Added Products and Burcon shall have the right, during business hours and upon reasonable notice, once per calendar year, to have a mutually agreeable independent auditor audit and inspect such portions of such books and records as relate to the commercial exploitation of Products, Blended Products and Value Added Products, including any information necessary to determine the appropriate Royalty payable pursuant to Section 4.1.  All expenses relating to or arising out of such audits and inspections shall be borne by Burcon, unless such audit uncovers a discrepancy between amounts paid to Burcon and amounts that should have been paid greater than an aggregate of $25,000 in respect of the time period audited in Burcon's favour.  In such circumstance, the Corporation shall reimburse Burcon for the reasonable expenses relating to or arising out of such audits and inspections within ten (10) days of receiving an invoice from Burcon.  The Corporation shall keep and preserve each account and record referred to in this Section for a period of six (6) years from the date of each such account and record.  In the event the Corporation has underpaid Royalties, the Corporation shall remit to Burcon any such amounts due on or before thirty (30) days from the date of the final audit report.  In the event the Corporation has overpaid Royalties, Burcon shall remit to the Corporation any amounts due on or before thirty (30) days from the date of the final audit report.

Section 5.6 Burcon Annual Audit

The Corporation acknowledges that in order for Burcon to comply with its obligations with respect to the audit of Burcon's financial statements for its March 31 year end, Burcon may, on an annual basis, at Burcon's sole cost, through its external auditors, perform an audit of the Corporation's books and records as they relate to the Net Revenue and associated Royalties for that fiscal year.  The terms of Section 5.5 will apply fully in respect of any such audit.

Section 5.7 Process Audit

Subject to Article 9, upon written notice by Burcon to the Corporation, Burcon shall have the right, at Burcon's sole cost, during business hours, to audit and inspect The Corporation's Product commercialization and production process.  Such process inspection and audit shall be for Burcon's internal purposes and may include, without limitation, the following activities:

(a) a review of the plans, designs, methodology, approaches and processes used in respect of the design, development and manufacture of the Products in the Flex Production Facility or any Full-commercial Production facility;

(b) a review of knowledge transfer techniques used in respect of the design, development and manufacture of the Products used in the Flex Production Facility or any Full-commercial Production Facility; and

(c) site inspections of the Flex Production Facility or any Full-commercial Production Facility.

However, nothing in this Article 5 will allow Burcon to audit or inspect any of the Corporation's facilities that do not use Burcon Technology, provided however, that nothing in this Section 5.7 will restrict Burcon from auditing or inspecting any of the Corporation's facilities in order to assist Burcon in determining the quantity of the products produced by the Corporation that are not Products, Blended Products or Value Added Products for the purposes of Section 3.5(1).

Section 5.8 Record Keeping

Each of the Corporation and Burcon shall (a) keep complete and accurate books and records with respect to the sale of Products, Blended Products and Value Added Products and the performance of their respective obligations under this Agreement (including sale and performance by Sublicensees); and (b) preserve all such books and records in the ordinary course of business for a minimum of five (5) years.  This obligation will survive the termination of this Agreement.

Section 5.9 Right To Audit

Each of the Corporation and Burcon shall have the right, at its sole cost, to audit the other Party's books and records at any time to determine the other Party's compliance with the terms and conditions of this Agreement.

Section 5.10 Equivalent Corporation Rights

While the license granted by the Corporation to Burcon under Section 3.8 is in effect, Burcon will have the same obligations to provide reports as described in respect of the Corporation in Section 5.3 and Section 5.4 and the same obligations described in respect of the Corporation in Section 5.5 and Section 5.7, and for such purposes such provisions will be deemed to be read as if all references to the Corporation were references to Burcon, and vice-versa.

ARTICLE 6
INFRINGEMENT, DEFENCE AND PATENT PROSECUTION

Section 6.1 Infringement

(1) Each Party shall promptly notify the other in writing of any conflicting use or apparent act of infringement or appropriation of any Burcon Technology or Burcon Patent Rights by any Person which comes to its attention.

(2) Unless and until the Corporation exercises its rights pursuant to Section 4.2(3):

(a) as long as the Exclusive License is in effect, the Corporation shall have the right, but not the obligation, at its expense, to bring suit in its own name, or if required by law, jointly with Burcon, at the Corporation's expense and on its own behalf, for infringement of Burcon's Patent Rights or misappropriation of Burcon Technology, provided that Burcon shall have the right to participate in and control any aspect of any such suit which relates to the validity of any patent included in Burcon's Patent Rights or Burcon Improvements.  In any such suit brought by the Corporation to collect damages, profits and awards of whatever nature for such infringement, the Corporation shall be entitled, subject to the provisions of this Section 6.1(2), to certain damages collected under such suit.  In connection with such suit, the Corporation also has the right to settle any Claim or suit for infringement with the prior written consent of Burcon, which consent will not be unreasonably withheld and provided that, in the reasonable opinion of Burcon's counsel, such action shall not jeopardize any Burcon Technology or Burcon Improvements.  Any money obtained from damages, profits, awards, settlements or sublicense granted to an accused infringer by the Corporation will be paid out in the following order:

[commercially sensitive information redacted]

(b) If the Corporation does not elect to pursue a suit for infringement by giving written notice to that effect to Burcon within sixty (60) days of a notice of conflicting use or apparent act of infringement or appropriation being given by either party under Section 6.1(1), or if the Corporation otherwise fails to pursue such a suit to Burcon's reasonable satisfaction, or at any time if the Non-Exclusive License is in effect, Burcon shall have the right, but not the obligation, at its expense, to take such steps as it may consider necessary to terminate any infringement or appropriation.  If Burcon has chosen to take steps to terminate the infringement or appropriation, the Corporation shall take such steps as may be reasonably requested by Burcon to assist Burcon in terminating such infringement or appropriation and shall take any action or proceeding reasonably requested by Burcon, at the expense of Burcon.  If Burcon exercises its right to take such steps as it may consider necessary to terminate or settle any infringement or appropriation under this Section 6.1(3), Burcon shall be entitled to certain damages collected in connection therewith.  If the resolution or settlement of the suit for infringement pursued by Burcon in accordance with this Section 6.1(3) requires Burcon to grant a sublicense of the Burcon Technology or the Burcon Patent Rights to the accused infringer, the Corporation will not unreasonably withhold its consent to such sublicense of rights.  Any money obtained from damages, profits, awards, settlement or sublicense granted to an accused infringer by Burcon will be paid out in the following order:

[commercially sensitive information redacted].

(3) From and after the date that the Corporation exercises its rights pursuant to Section 4.2(3) the Corporation shall have the right, but not the obligation, at its expense, to bring suit in its own name, or if required by law, jointly with Burcon, at the Corporation's expense and on its own behalf, for infringement of Burcon's Patent Rights or misappropriation of Burcon Technology.  In any such suit brought by the Corporation to collect damages, profits and awards of whatever nature for such infringement, the Corporation shall be entitled to all damages collected under such suit.  In connection with such suit, the Corporation also has the right to settle any Claim or suit for infringement,  without the prior written consent of Burcon and any money obtained from damages, profits, awards, settlements or sublicense granted to an accused infringer by the Corporation will be paid to the Corporation.

(4) Subject to the foregoing, each Party shall cooperate and assist, and cause its employees and representatives to assist, the other Party to the fullest extent possible, at the expense of the Party bringing the suit, regarding an action or proceeding brought under this Section 6.1.

Section 6.2 Patent Prosecution

(1) As long as the Exclusive License is in effect and until the conversion and amendment of the Licence pursuant to Section 4.2(3), Burcon shall be responsible for the drafting, filing, prosecution and maintenance of all Burcon Patent Rights in the following countries: [commercially sensitive information redacted], provided that Burcon shall not be responsible to draft, file or prosecute any of the Burcon Patent Rights listed in Schedule A as of the Effective Date in any of the above countries to the extent that it is not eligible, by virtue of the passage of time, to file a patent in any such country.  Burcon covenants and agrees that, as long as the Exclusive License is in effect and until the conversion and amendment of the Licence pursuant to Section 4.2(3), it will use commercially reasonable efforts to diligently continue the prosecution of such patent rights with all practicable expedience and shall bear all fees and expenses associated with the drafting, filing, prosecution and maintenance of all Burcon Patent Rights.  Burcon shall consult with the Corporation with regard to every material decision required to be made during the drafting, filing, prosecution and maintenance of such patent rights, while the Exclusive License is in effect and until the conversion and amendment of the Licence pursuant to Section 4.2(3).  Burcon shall consider the Corporation's comments and recommendations during the prosecution and maintenance of the Burcon Patent Rights, while the Exclusive License is in effect and until the conversion and amendment of the Licence pursuant to Section 4.2(3), provided that all decisions in respect of the drafting, filing, prosecution and maintenance of the Burcon Patent Rights shall be in Burcon's sole discretion.  In the event Burcon fails, while the Exclusive License is in effect and until the conversion and amendment of the Licence pursuant to Section 4.2(3), to maintain any Burcon Patent Rights, Burcon shall notify the Corporation within thirty (30) days of making such decision and the Corporation shall have the right, but not the obligation, to assume such maintenance.  Following the conversion and amendment of the Licence pursuant to Section 4.2(3), the Corporation shall assume the foregoing prosecution and maintenance obligations with respect to all Burcon Patent Rights at the Corporation's sole cost and expense.

(2) In the event the Corporation desires, while the Exclusive License is in effect, to expand the scope of patenting of any of the applications in the Burcon Patent Rights to include additional patents covering the Burcon Technology and/or Burcon Improvements or pursue patents in additional countries beyond those set forth above, Burcon shall cooperate with such requests; provided that the Corporation agrees to pay all costs associated with the prosecution and maintenance of such filings without deduction or offset to Royalties or other fees otherwise due hereunder unless mutually agreed to otherwise, and further provided that all such filings shall be in the name of Burcon and shall be deemed to be included within the Burcon Patent Rights.  If the Corporation elects to expand the scope of patenting, the Corporation shall select the legal counsel of its choice that is acceptable, acting reasonably, to Burcon, and the Corporation will provide Burcon with copies of all documents to be filed in the prosecution of any patent application to provide Burcon with a reasonable opportunity to comment, and the Corporation will consult with Burcon with regard to every material decision required to be made during the drafting, filing, prosecution and maintenance of any such application.

Section 6.3 Defence of Actions

(1) During the term of this Agreement, each Party shall inform the other Party in writing forthwith of any action of which it becomes aware in which the validity of any patent in the Burcon Patent Rights is raised in any jurisdiction.

(2) As long as the Exclusive License is in effect, the Corporation shall have the right, but not the obligation, to defend any action in which the validity of any patent in the Burcon Patent Rights is raised in any jurisdiction and Burcon agrees to cooperate and to cause its employees and representatives to cooperate in the defence of any such action, which shall be at the Corporation's sole expense.

(3) If the Corporation elects not to defend such action, the Corporation shall notify Burcon within thirty (30) days of making such decision and Burcon shall have the right, but not the obligation, to assume such defence, in which case Burcon shall be solely responsible for its costs thereof, and shall be wholly liable for any monetary award made as a result of such defence.  Burcon may, in its sole discretion and at its sole cost and expense, settle any action or abandon or withdraw any Burcon Technology application or registration, for which it has elected to assume defence of such action after notice from the Corporation to Burcon that the Corporation has elected not to defend the action.

Section 6.4 Exclusive Remedies

Except as otherwise set forth herein, the remedies set forth in this Article 6 shall be the exclusive remedies available to the Corporation with respect to any Claim attacking the validity of the Burcon Patent Rights in any jurisdiction or alleging infringement of any other Person's intellectual property rights by Burcon Technology in any jurisdiction, provided that nothing herein shall limit in any way either Party's remedies in respect of fraud or wilful misconduct by the other Party in connection herewith.

ARTICLE 7
GOVERNANCE AND DISPUTE RESOLUTION

Section 7.1 Technology Commercialization Committee

(1) A technology commercialization committee has been established with effect from the Effective Date (the "Technology Commercialization Committee").  Throughout the term of the License, but no less than once per Quarter, the members of such committee will discuss though written and telephonic communication, the commercialization of the Products, including, but not limited to,

(a) the progress by the Parties with respect to the budgeting, Development, Construction and Commissioning of the Flex Production Facility and the Full-commercial Production Facility (and any other production facilities that may be Developed, Constructed or Commissioned or otherwise used for the production of Products by the Corporation or any Sublicensee),

(b) the development of the commercial process to produce the Products,

(c) the development of Product specifications,

(d) the development of markets for the Products, and

(e) process improvements related to the Products.

(2) Representation on Technology Commercialization Committee.  Each Party will appoint two representatives to the Technology Commercialization Committee, and each Party may appoint one or more alternate representatives to act in the absence of its representatives and any alternate representative so acting will be deemed to be that Party's representative in respect of the matter upon which he acts.  Each Party may change its representatives and any alternate representatives at any time.  Notice of any appointment or change will be given to the other Parties.

(3) Meetings of Technology Commercialization Committee.  The Parties will hold a Technology Commercialization Committee meeting at least once every Quarter on a mutually agreed schedule.

Section 7.2 Dispute Resolution

In the event of a dispute between the Parties in respect of any matter falling within the parameters of this Agreement, whether arising during, or at any time after the expiration or termination of this Agreement, the Parties agree to use all reasonable efforts to resolve the dispute promptly and in an amicable manner by negotiation in accordance with this Section 7.2.  Either Party may refer the dispute to the corporate officer of the Corporation responsible for commercialization of the Products and the Chief Executive Officer of Burcon, and such officers shall use reasonable efforts to attempt to resolve the dispute within thirty (30) days of the referral of the dispute to each of them.  If the dispute cannot be resolved within the time period specified above, or such longer time period as the Parties may agree, either Party may submit the dispute for arbitration in accordance with Section 7.3.

Section 7.3 Arbitration

If the Parties do not reach a solution pursuant to Section 7.2 within the time periods specified therein, then upon written notice by either Party to the other, the dispute shall be finally settled by arbitration based upon the following:

(a) The arbitration shall be conducted by a single arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within thirty (30) Business Days following delivery of the written notice by the Party initiating the arbitration to the other Party, either Party may apply to a court having jurisdiction to have the arbitrator appointed;

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and, in any event, the arbitration award must be made within ninety (90) days of the submission of the dispute to arbitration;

(c) After written notice is given to refer any dispute to arbitration, the Parties will meet within fifteen (15) Business Days of delivery of the notice and will negotiate any changes in these arbitration provisions or the rules of arbitration which are herein adopted, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the dispute and the values at risk;

(d) The arbitration shall take place in Winnipeg, MB;

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters;

(f) Judgment upon any award may be entered in any court having jurisdiction or application may be made to the court for a judicial recognition of the award or an order of enforcement, as the case may be;

(g) All disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off Claims, conflict of laws rules, tort Claims and interest Claims) shall be governed by the substantive law of British Columbia;

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of its (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise.

(i) However, the arbitrator shall not decide and this Section 7.3 shall not apply to any dispute regarding the validity of or infringement of any of Burcon's Patent Rights, each of which shall be decided by a court or tribunal of competent jurisdiction.

Section 7.4 Other Remedies

Although the arbitrator will also have the power to grant injunctive or other equitable relief, nothing in this Article 7 prevents a party from seeking or obtaining an injunction, specific performance or any other equitable remedy from a court of competent jurisdiction.

ARTICLE 8
CONFIDENTIALITY

Section 8.1 Confidentiality

(1) Each of the Corporation and Burcon recognizes that the other's Confidential Information constitutes highly valuable and proprietary confidential information.  Each of the Parties agrees that except as otherwise set out, or as is otherwise contemplated, in this Agreement:

(a) it shall not use any Confidential Information belonging to the other Party except as contemplated by this Agreement;

(b) it shall not provide, disclose, divulge or communicate orally or in writing any Confidential Information belonging to the other Party to any other Person or to any of its employees or representatives, other than those who need to have knowledge of the same for the purposes of carrying out the obligations under this Agreement;

(c) except as otherwise provided in Section 8.1(1)(d), it shall obtain from any other Person and any of its employees or representatives to whom it provides any Confidential Information belonging to the other Party an undertaking to protect the confidentiality of such Confidential Information on the terms set forth in this Article 8;

(d) a Party shall not be required to obtain a specific undertaking relating to the subject of this Agreement from any of its employees or contractors provided there is in place between such Party or any one of its Affiliates and the employee or contractor a general undertaking or agreement substantially similar to the provisions of this Article 8, and provided that the subject matter of such undertaking or agreement protects the confidentiality of information obtained from other Persons;

(e) each Party shall be responsible for any breach of this Section 8.1 caused by its Affiliates, sublicenses, and its and their employees, contractors, agents, representatives or Persons for whom it is otherwise responsible at law;

(f) each Party shall protect the Confidential Information of the other Party from all harm, loss, theft, corruption, destruction and unauthorized access, and shall ensure that it is not disclosed, published, released, transferred or otherwise made available in any form to, for the use or benefit of, any Person except as provided in this Article 8, without the other Party's prior written approval; and

(g) notwithstanding anything to the contrary, the Corporation may disclose the following types of Confidential Information to customers or potential customers of the Products, Blended Products and Value Added Products pursuant to a commercially reasonable confidentiality agreement restricting the use and disclosure of such Confidential Information:

(i) Confidential Information relating to the composition of the Products, Blended Products and Value Added Products, including Samples;

(ii) Confidential Information relating to the use or application of the Products, Blended Products and Value Added Products;

(iii) Confidential Information related to the method of manufacturing the Products, Blended Products and Value Added Products; and

(iv) all other Confidential Information as to which Burcon has given express permission in writing to disclose until such time as Burcon revokes such permission in a written notice provided by Burcon to the Corporation.

(2) The obligations and restrictions of the Parties with respect to Confidential Information shall continue until five (5) years after this Agreement terminates.

Section 8.2 Permitted Disclosure

The provisions of this Article 8 shall not apply to any Confidential Information which:

(a) is at the date of disclosure already known to the Recipient (as evidenced by the Recipient's records);

(b) is on or prior to the date of its disclosure to the Recipient or at any time thereafter made available by, or acquired by the Recipient from, another Person, to the extent only that the Person from whom the Recipient receives the information may lawfully disclose such information;

(c) is required to be disclosed by a court of competent jurisdiction or otherwise by law, provided that prior to such disclosure and to the extent feasible, the Recipient consults with the Provider as to the proposed form and nature of the disclosure;

(d) is or becomes part of the public domain through no fault of the Recipient;

(e) is independently developed by the Recipient, provided that the Recipient shall not have relied upon, either directly or indirectly, the Confidential Information received from the Provider, and provided such independent development is documented; or

(f) is required to be released to regulatory agencies in support of applications to market, or to support applications to test, Products, Blended Products or Value Added Products.

Section 8.3 Return of Confidential Information

Except as otherwise expressly provided for in this Agreement or as otherwise agreed to by the Parties in writing, the Recipient shall (and shall cause its respective Affiliates to), within thirty (30) days after the termination of this Agreement, return to the Provider or destroy all Confidential Information then in its possession which it has received from the Provider or any Affiliate thereof, as well as all copies, summaries, records, descriptions, and duplications that it, or any of its Affiliates, has made from the documents or tangible items received from the Provider or any Affiliates thereof.

Section 8.4 Existing Confidentiality Agreement

The Parties confirm that the existing Confidentiality Agreement between Burcon NutraScience Corporation and [commercially sensitive information redacted] will continue in full force and effect with respect to all Confidential Information disclosed by either of them to the other before the Effective Date.

Section 8.5 Remedies

The Parties recognize and expressly acknowledge that they would be subject to irreparable harm should any of the provisions of this Article 8 be infringed, and that damages alone will be an inadequate remedy for any breach or violation of this Article 8, and that each Party, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain such breach.

ARTICLE 9
TERM AND TERMINATION

Section 9.1 Term

Unless earlier terminated by either party in accordance with the provisions of Section 9.3, this Agreement shall become effective upon the date hereof, with the effect of superseding the Original License Agreement as of and from such date, and shall extend until the termination of the obligation to pay Royalties under Section 9.2.

Section 9.2 Termination of Royalty Obligations

(1) Unless this Agreement is terminated by either party in accordance with the provisions of Section 9.3 and subject to the Corporation's option contained in Section 4.2(3), the License granted hereunder will be perpetual, but the obligation to pay any Royalties under the License will terminate on the later of:

(a) the date of expiry of the last to expire of the Burcon Patent Rights which the Corporation is using to produce any Products; and

(b) twenty (20) years from the Effective Date;

and thereafter any such License shall be fully-paid and non-assessable.

(2) Unless this Agreement is terminated by either Party in accordance with the provisions of Section 9.3, any Corporation Improvements License granted hereunder will be perpetual, but the obligation to pay the Corporation Royalty will terminate on the date that the obligation to pay Royalties under the License terminates, and thereafter the Corporation Improvements License shall be fully-paid and non-assessable.

Section 9.3 Termination of Agreement

This Agreement may be terminated:

(a) by mutual agreement of the Parties;

(b) by the Corporation:

(i) sixty (60) days following receipt of notice by the Corporation to Burcon where Burcon has breached or defaulted in the performance of any of its material obligations under this Agreement and failed to remedy such breach or default within the sixty (60) day period; or

(ii) forthwith upon notice by the Corporation to Burcon following the bankruptcy, insolvency, winding-up, liquidation or dissolution of Burcon.

(c) by Burcon:

(i) sixty (60) days following receipt of notice by Burcon to the Corporation where the Corporation has breached or defaulted in the performance of any of its material obligations under this Agreement and failed to remedy such breach or default within the sixty (60) day period; or

(ii) forthwith upon notice by Burcon to the Corporation following the bankruptcy, insolvency, winding-up, liquidation or dissolution of the Corporation.

Section 9.4 Consequences of Termination of Agreement

(1) Upon termination of this Agreement, the following shall occur:

(a) each Party shall pay to the other any amounts owed to the other Party that have accrued prior to the date of termination;

(b) all license rights granted by Burcon to the Corporation hereunder shall terminate, unless otherwise expressly set forth herein and, if the termination of this Agreement is pursuant to Section 9.3(b), all license rights granted by the Corporation to Burcon hereunder shall terminate, unless expressly set forth herein;

(c) unless this Agreement was terminated by the Corporation pursuant to Section 9.3(b), the Corporation shall grant to Burcon an irrevocable, perpetual, world-wide, non-exclusive and royalty-free license, with a right to sublicense, to use the Corporation Patent Improvements to make, have made, use, market or sell any products, and any license granted to Burcon by the Corporation pursuant to Section 3.8 shall survive any termination or expiration of this Agreement and shall forthwith become irrevocable, royalty-free and perpetual;

(d) each Party shall return or destroy, as applicable, all Confidential Information belonging to the other Party and, if destroyed, shall provide evidence of such destruction; provided, however each Party may retain computer back-up tapes generated in the ordinary course of business that may contain Confidential Information and information from which Confidential Information is revealed or could be ascertained for that amount of time normally retained in the ordinary course of business; and further provided that each Party may retain a single copy of the Confidential Information for archival purposes or purposes relating to any legal dispute, such copy to be held by such Party's independent legal counsel or, upon the written undertaking of in-house legal counsel that such copy shall not be accessed by or accessible to any personnel of the Party other than the in-house legal counsel, by such Party's in-house legal counsel; all provided, however, such Party shall continue to abide by the terms of Article 8 relating to the treatment and nondisclosure of Confidential Information with respect to any such information.

(2) Termination of this Agreement for any reason shall not release either the Corporation or Burcon from any liability which at the time of such termination has already accrued to the other Party.

(3) Termination of this Agreement for any reason shall be without prejudice to any other remedies which any Party may otherwise have.

(4) Notwithstanding the termination or expiration of this Agreement, the provisions of Article 1 (Interpretation), Section 4.2(3), Article 8 (Confidentiality), Article 9 (Term and Termination), Section 10.5 and Section 10.6 (Representations, Warranties and Covenants), Article 11 (Indemnification and Insurance) and Section 7.2 (Dispute Resolution) and Section 12.3 (Severability), Section 12.4 (Governing Law) and Section 12.5 (Entire Agreement) shall survive any such termination or expiration; provided, however, Article 10 and Article 11 shall survive only for a period of five (5) years after any such termination or expiration, and Article 8 shall survive only for a period of ten (10) years after any such termination or expiration.

ARTICLE 10
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 10.1 Representations and Warranties by Burcon

Burcon represents and warrants to the Corporation, as of the Effective Date, and acknowledges that the Corporation is relying on such representations and warranties in entering into this Agreement, that:

(a) Burcon NutraScience Corporation is a corporation and is validly existing and in good standing under the laws of the Yukon;

(b) Burcon NutraScience (MB) Corp. is a corporation and is validly existing and in good standing under the laws of Manitoba;

(c) Burcon has all necessary corporate power and authority to execute, deliver and perform this Agreement and to carry out its obligations under this Agreement, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Burcon;

(d) this Agreement has been duly authorized, executed and delivered by Burcon and constitutes a legal, valid and binding obligation of Burcon, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws, or general equitable principles, whether considered in an action at law or in equity;

(e) in the fulfillment of its obligations under this Agreement, Burcon is not knowingly violating, infringing or misappropriating any rights, including any contract, statutory or intellectual property rights or any confidentiality rights of any Person;

(f) Burcon has the right to grant to the Corporation the Licenses contemplated in this Agreement;

(g) there are no other outstanding licenses granted by Burcon covering the subject matter of this Agreement and Burcon has not sold, transferred, encumbered, granted any licenses, or otherwise conveyed any rights or privileges capable of becoming a licence or option in or to the Burcon Patent Rights or the Burcon Technology to any Person;

(h) Burcon has no knowledge of any demands or any existing or threatened litigation concerning the Burcon Patent Rights or the Burcon Technology and to Burcon's knowledge, the use of Burcon's Technology by the Corporation and the sale of Products by the Corporation will not infringe any patents or other intellectual property right of a third party;

(i) as of the Effective Date, the Burcon Patent Rights comprise all of Burcon's patents and patent applications concerning the Products;

(j) the information provided by Burcon to the Corporation to describe the Burcon Technology shall be, in all material respects, and to the best of Burcon's knowledge, an accurate description of all the information Burcon possesses relating to the development and manufacture of the Products;

(k) to the best of its knowledge, Burcon has included in the definition of Burcon Patent Rights all of its patents and patent applications which would be infringed by the Corporation's manufacturing, having manufactured, using, selling or offering to sell the Products; provided, that if any such patent or patent application was not included in the definition of Burcon Patent Rights and further provided that such patent or patent application relates to the Products, such definition shall be construed as if such patent or patent application had been so included;

(l) Burcon has no knowledge of any material safety concerns with respect to the development, manufacture, use or sale of the Products, including without limitation, for human consumption or otherwise;

(m) Burcon has no knowledge of any existing or threatened acts by any Person that would infringe the Burcon Patent Rights;

(n) Burcon has no knowledge of any prior art relevant to the patentability of the Burcon Patent Rights that has not been previously disclosed to the Corporation before the Effective Date;

(o) to Burcon's knowledge, Burcon's Patent Rights are genuine, valid and enforceable; and

(p) to the knowledge of Burcon, all rules of the various patent offices which Burcon's Patent Rights relate have been and will be complied with by Burcon and its counsel in all material respects.

Section 10.2 Representations and Warranties by the Corporation

The Corporation represents and warrants to Burcon, as of the Effective Date, and acknowledges that Burcon is relying on such representations and warranties in entering into this Agreement, that:

(a) the Corporation is a corporation duly incorporated and validly existing under the laws of Canada;

(b) the Corporation has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations under this Agreement, and the execution, performance and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation;

(c) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws, or general equitable principles, whether considered in an action at law or in equity;

(d) in the fulfillment of its obligations under this Agreement, the Corporation is not knowingly violating, infringing or misappropriating any rights, including any contract, statutory or intellectual property rights or any confidentiality rights of any Person;

(e) the Corporation has no knowledge of any existing or threatened litigation concerning the Corporation Improvements; and

(f) the Corporation has the right to grant to Burcon the licenses contemplated in this Agreement.

Section 10.3 Corporation Covenant to Comply with Laws

The Corporation covenants that it shall comply fully with all Applicable Laws in respect of its use of the Burcon Technology, including the manufacture, sale, marketing, use and importation of Products, and that it shall obtain all regulatory approvals and licenses required for the manufacture and sale of the Products.

Section 10.4 No Other Warranties

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, BURCON MAKES NO REPRESENTATIONS OR WARRANTIES TO THE CORPORATION REGARDING THE SUBJECT MATTER OF THIS AGREEMENT, WHETHER EXPRESS, IMPLIED OR STATUTORY, EITHER AT LAW OR IN EQUITY, INCLUDING WITHOUT LIMITATION THE BURCON TECHNOLOGY (INCLUDING THE BURCON PATENT RIGHTS) AND THE PRODUCTS, INCLUDING WITHOUT LIMITATION ANY REPRESENTATIONS OR WARRANTIES AS TO VALUE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT.  Without limiting the foregoing, the Corporation acknowledges that it has not and is not relying upon any implied warranty of merchantability or fitness for a particular purpose, or upon any representation or warranty whatsoever as to product safety or the prospects (financial, regulatory or otherwise) or the reliability, suitability, ability to produce a particular result, and validity, regarding the use of the Burcon Technology to manufacture, sell or use the Products.

Section 10.5 Limitation of Liability - Food Safety Standards

The Corporation acknowledges that it will have responsibility under this Agreement for ensuring that the Products, Blended Products and Value Added Products produced in the Flex Production Facility or the Full-commercial Production Facility meet all applicable food safety standards.  Except for the warranty given in Section 10.1(l), Burcon is giving no warranties as to the safety for human consumption of the Products, Blended Products or Value Added Products and Burcon will have no liability for damages resulting from injuries or death caused by the consumption of Products, Blended Products or Value Added Products produced in the Flex Production Facility or the Full-commercial Production Facility unless Burcon or someone for whose conduct Burcon is responsible intended to injure or to cause the death of any person who consumed Products, Blended Products or Value Added Products.  The Corporation releases and discharges Burcon from any and all actions, causes of action, Claims, damages, demands, expenses, and liabilities that Burcon now or hereafter may have or incur arising from any matter for which Burcon is not liable under the foregoing sentence.

Section 10.6 Non-Solicitation

During the term of this Agreement and for a period of two (2) years after the expiry or termination of the License, neither party will solicit for employment any Person who is, at the time of such solicitation, an employee of the other Party or any of its Affiliates, or induce any such Person to leave his or her employment, provided that this provision is not meant to restrict the ability of either party to advertise generally for employees through the means of newspaper, internet or other advertising.

Section 10.7 Indemnities for Representations and Warranties

(a) Notwithstanding anything otherwise contained in this Agreement, Burcon shall be liable to the Corporation for and shall, in addition, indemnify the Corporation from and against all Claims, losses, injuries and damages sustained paid or incurred by the Corporation which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in Section 10.1 been accurate and truthful.

(b) Notwithstanding anything otherwise contained in this Agreement, the Corporation shall be liable to Burcon for and shall, in addition, indemnify Burcon from and against all Claims, losses, injuries and damages sustained paid or incurred by Burcon which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in Section 10.2 been accurate and truthful.

ARTICLE 11
INDEMNIFICATION AND INSURANCE

Section 11.1 Indemnification by the Corporation

In addition to Section 10.7(b) and subject to Section 11.2, the Corporation shall indemnify, defend, and hold Burcon, its Affiliates and Sublicensees, and each of their respective directors, officers, employees, consultants, representatives, researchers and agents, and each of the aforementioned Person's successors, heirs and assigns (collectively, the "Burcon Indemnitees") harmless from and against any and all Claims to the extent:

(a) caused by an intentional, reckless or negligent act or omission of the Corporation, its Affiliates and their respective officers, agents, or employees; or

(b) caused by any one or more Corporation Indemnitees as a result of a breach of this Agreement;

all provided that Burcon promptly notifies the Corporation in writing after Burcon receives notice of any Claim, and Burcon reasonably cooperates with the Corporation in the defense of any such Claim

Section 11.2 Indemnification by Burcon

In addition to Section 10.7(a) and subject to Section 11.1, Burcon shall indemnify, defend and hold the Corporation, its Affiliates and Sublicensees, and each of their respective directors, officers, employees, consultants, representatives, researchers and agents, and each of the aforementioned Person's successors, heirs and assigns (collectively, the "Corporation Indemnitees") harmless from and against any and all Claims to the extent:

(a) caused by an intentional, reckless or negligent act or omission of Burcon, its Affiliates and their respective officers, agents, or employees; or

(b) caused by any one or more Burcon Indemnitees as a result of a breach of this Agreement;

all provided that the Corporation promptly notifies Burcon in writing after the Corporation receives notice of any Claim, and the Corporation reasonably cooperates with Burcon in the defense of any such Claim.

ARTICLE 12
GENERAL

Section 12.1 Time; Force Majeure

Time is of the essence in the performance of this Agreement and such of its terms, provided that no Party shall be liable to any other, or be in default under the terms of this Agreement, for its failure to fulfill its obligations hereunder to the extent such failure arises for any reason beyond its control including, without limitation, strikes, lockouts, labor disputes, acts of God, acts of nature, acts of governments or their agencies, fire, flood, storm, power shortages or power failure, war, sabotage, inability to obtain sufficient labour, raw materials, fuel or utilities, or inability to obtain transportation (each, an "Event of Force Majeure"); provided that the Party relying on the provisions of this Section shall forthwith give to the other Party notice of its inability to observe or perform the provisions of this Agreement and the reasons for such inability to observe or perform; and provided further that the suspension of the obligations of the Party so affected will continue only for so long as such Event of Force Majeure continues.

Section 12.2 Elimination of Force Majeure Event

A Party relying on the provisions of Section 12.1 will take all commercially reasonable steps to eliminate any Force Majeure Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require the Party to question or test the validity of any Applicable Law or order of any government or governmental authority or to complete its obligations if an Event of Force Majeure renders completion impossible.

Section 12.3 Severability

Except as to matters which are fundamental to this Agreement, every part of this Agreement is severable and the invalidity or unenforceability of any part of this Agreement with respect to any Party or circumstance shall not affect the validity or enforceability of that part with respect to any other Party or circumstance, or of any other part of this Agreement.

Section 12.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of British Columbia, without giving effect to the principles of conflicts of laws.  Subject to compliance with Section 7.3 (Arbitration), the Parties hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of British Columbia with respect to all matters arising out of or in connection with this Agreement.  The Parties waive any objections they may have to venue being in such courts, including any claim that such venue is an inconvenient forum.

Section 12.5 Entire Agreement

This Agreement sets forth the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, whether oral or written, between the Parties pertaining to the subject matter of this Agreement.  Except as set forth in this Agreement, there are no warranties, representations or other agreements, oral or written, between the Parties pertaining to the subject matter of this Agreement.

Section 12.6 Amendment and Waiver

No amendment or waiver of this Agreement shall be binding on a Party unless executed in writing by that Party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.7 Relationship of the Parties

The Corporation on the one hand, and Burcon on the other, are independent Parties.  The Corporation is not, and nothing in this Agreement shall constitute it as, the employer, principal or partner of, or joint venturer with, Burcon.  Neither Party shall have any authority to enter into any agreement on behalf of the other Party or to bind the other Party in any other manner, and shall not act or omit to act so as to suggest that it has such authority.  All personnel employed or otherwise engaged by any Party shall be the agents and employees of such Party only, and the other Parties shall incur no obligations or liabilities by reason of the conduct of such personnel.

Section 12.8 Public Notices

Except as may be necessary to comply with the requirements of any Applicable Law, or the requirements of any stock exchange on which the shares of the Party hereto making any announcement or statement or issuing any press release may be listed, at no time shall either Party, without the prior written consent of the other Party (which consent shall not be unreasonably withheld), make any announcement, press release or statement which relates to or refers to any of the matters related to or arising from this Agreement, provided that Burcon shall be permitted to provide its investors with regular updates on the progress of the commercialization efforts of the Parties under this Agreement so long as such updates do not contain confidential information or information of a competitive nature with respect to the Corporation.  The consent from one Party shall be granted to the other within 72 hours of the request being made.  Where an announcement, statement or issuance of a press release is time sensitive, the Party seeking consent may request that the consent be granted by the other Party within 24 hours.  In such circumstance, the request for consent must be in writing and followed up by telephone.

Section 12.9 Notices

Any notices or approvals required or permitted to be given under this Agreement shall be in writing and may be effectively given if delivered personally, sent by courier or registered mail, or sent by telecopier addressed in the case of the Corporation to:

9th Floor, 400 St. Mary Avenue
Winnipeg, Manitoba
R3C 4K5

Attention:  Chairman and CEO
Facsimile: (204) 953-7220

With a copy to:

Taylor McCaffrey LLP

9th Floor, 400 St. Mary Avenue

Winnipeg, Manitoba

R3C 4K5

Attention: Mr. Norman K. Snyder
Facsimile: (204) 953-7220

or in the case of Burcon to:

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2

Attention: Mr. Johann F. Tergesen
Facsimile: (604) 733-8821

with a copy to:

Stikeman Elliott LLP
1700 - 666 Burrard Street
Vancouver, B.C.  V6C 2X8

Attention:  Mr. John E. Stark
Facsimile:  (604) 681-1825

Any such notice shall be deemed to have been given and received, if delivered, on the same day of delivery and, if given by telecopier, on the day it was dispatched; provided that any notice given and received, whether by delivery or telecopier shall, if not given on a Business Day, be deemed to have been given and received on the first Business Day following such day.  Any Party may change its address for service from time to time by notice given in accordance with the foregoing.

Section 12.10 Assignability

This Agreement may not be assigned whether by operation of law or otherwise, by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld.  The permitted assignee shall, from and after the effective date of the assignment, assume all obligations of the assigning Party under this Agreement and shall deliver to the non-assigning Party written acknowledgement of such assumption of obligations in a form satisfactory to the non-assigning Party.  Any assignment contrary to the foregoing shall be null and void and shall not be binding.  This Agreement shall be binding upon the Parties and their respective successors and permitted assigns.

Section 12.11 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement including, without limitation, the registration or protection of any intellectual property rights, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

Section 12.12 Anti-Corruption

Each of the Corporation and Burcon represents, warrants and covenants to the other Party that:

(a) the performance of its obligations herein will not violate any law, regulation or obligation by which it is bound, and will not conflict with or violate any agreement or instrument to which it is a party or by which it is bound;

(b) it will carry out its obligations under this Agreement in accordance with all Applicable Laws, regulations or orders issued by any government authority having jurisdiction over the territory in which any part of such obligations will be performed;

(c) except to the extent previously disclosed to the other Party in writing, each of the Corporation and Burcon and each and every director, owner, employee or any Person acting on its behalf in connection with this Agreement are not employees of any government, government agency, public international organization and are not officials of a political party or candidates for political office;

(d) any expenses submitted by it for reimbursement under this Agreement shall have been legally incurred in connection with its obligations under this Agreement;

(e) in the performance of its obligations under this Agreement, no services, money or other items of value, whether or not reimbursable under this Agreement, will be paid, promised, offered or authorized by it, or any Person acting on its behalf, directly or indirectly, to any Person employed by or acting on behalf of any government, government agency, political party, officials of a political party, or candidate for political office for the purpose of or having the effect of

(i) bribery, kickbacks or other corrupt practices,

(ii) influencing any act or decision of such Person or organization,

(iii) inducing any such Person or organization to do or omit to do any act in violation of their lawful duty, or

(iv) inducing any such Person to use their influence with any government, government agency, public international organization, political party, party official or candidate for political office in order to secure any improper advantage for, or to obtain or retain business on behalf of, Burcon or the Corporation, as the case may be.

If at any time during the term of this Agreement any of these representations and warranties ceases to be accurate, each of the Corporation and Burcon will promptly notify the other Party.  Each of the Corporation and Burcon understands that these representations and warranties will be relied upon by the other Party in preparing accurate financial accounts and records, filing reports and preparing and filing tax returns, as required by law.

Section 12.13 Counterparts

This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

[signature page follows]

IN WITNESS OF THE FOREGOING, the Parties have executed this Agreement by their authorized signatories below, each of whom represent and warrant that they are authorized to execute this Agreement for and on behalf of the Party for whom they are signing:

BURCON NUTRASCIENCE CORPORATION

 "Johann Tergesen" (signed)

Per:__________________________________
Name: Johann Tergesen
Title President & Chief Executive Officer

 "Lorne Tyrrell" (signed)

Per:__________________________________
Name: Lorne Tyrrell
Title Director & Chairman

BURCON NUTRASCIENCE (MB) CORP.

 "Johann Tergesen" (signed)

Per:__________________________________
Name: Johann Tergesen
Title  President

MERIT FUNCTIONAL FOODS CORPORATION

 "Ryan Bracken" (signed)

Per:__________________________________
Name:  Ryan Bracken
Title:  President & Co-CEO

[Signature Page to Amended and Restated License and Production Agreement]

SCHEDULE A
BURCON PATENT RIGHTS

[commercially sensitive information redacted]